Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
FAX: (212) 310-8007
December 2, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler

Re:	Fortegra Financial Corporation Registration Statement on Form S-1 File No. 333-169550
Dear Mr. Riedler:
     On behalf of our client, Fortegra Financial Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-169550), together with exhibits thereto (the “Registration Statement”).
     Set forth below in bold are comments in the Staff’s comment letter of December 1, 2010. Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Expenses, page 57
1.	Please disclose the primary components of commission expense for each period presented.

The Company has revised its disclosure in response to the Staff’s comment.

Deferred Policy Acquisition Costs, page 74
2.	Please disclose how you classified amortization of deferred policy acquisition costs in the consolidated statement of income.

The Company has revised its disclosure on page 74 in response to the Staff’s comment.
Consolidated Statement of Income, page F-4
3.	Please remove the caption, underwriting expenses, and revise all other related disclosure in your filing, accordingly.

The Company has revised its disclosure in response to the Staff’s comment.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Commissions, page F-17
4.	Please disclose your accounting treatment for retrospective commission adjustments, distinguishing between retrospective commissions paid to your clients (representing a “positive” net result) and adjustments to future retrospective commission payments, prospective reductions to producers’ up front commissions and amounts billed to producers (representing a “negative” net result). Also, disclose your accounting policy for when you accrue retrospective commission adjustments.

The Company has revised its disclosure on pages F-17 - F-18 in response to the Staff’s comment.
6. Reinsurance, page F-26
5.	Please disclose the names and credit ratings of the three unrelated reinsurers that accounted for $132.7 million of your reinsurance receivable at December 31, 2009.

The Company has revised its disclosure on page F-28 in response to the Staff’s comment.

     If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,
/s/ ALEXANDER D. LYNCH
Alexander D. Lynch

cc:	Richard S. Kahlbaugh, Fortegra Financial Corporation
Walter P. Mascherin, Fortegra Financial Corporation
Michael Vrban, Fortegra Financial Corporation
John G. Short, Fortegra Financial Corporation
Michael Groll, Esq., Dewey & LeBoeuf LLP
Richard B. Spitzer, Esq., Dewey & LeBoeuf LLP

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